Decarbonization Plus Acquisition Corporation

2744 Sand Hill Road, Suite 100

Menlo Park, California 94025

May 14, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:    Decarbonization Plus Acquisition Corporation

Preliminary Proxy Statement on Schedule 14A

Filed March 17, 2021

File No. 001-39632

Ladies and Gentlemen:

Set forth below are the responses of Decarbonization Plus Acquisition Corporation (the “Company,” “DCRB,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated April 13, 2021, with respect to the Company’s preliminary proxy statement, File No. 001-39632, filed with the Commission on March 17, 2021 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions included in the responses correspond to the Amended Proxy Statement, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Letter to Shareholders, page i

1.

We note that you plan to issue shares of Class A Common Stock assuming the Business Combination Proposal is approved. Please advise us of the exemption from the Securities Act that you are relying upon and provide an analysis supporting the use of such exemption.

RESPONSE: The Company respectfully advises the Staff that it is relying upon the exemption from registration provided by Section 4(a)(2) of the Securities Act with respect to its proposed issuance of shares of Class A Common Stock (the “Third-Party Issuance”) in connection with the Business Combination Agreement, Subscription Agreements and the Hyzon Convertible Notes (collectively, the “Agreements”) and Section 3(a)(9) of the Securities Act with respect to the issuance of shares of Class A Common Stock upon conversion of shares of Class B Common Stock upon consummation of the business combination (the “Sponsor Issuance”) as provided in the Charter.

With respect to the Third-Party Issuance, the Company determined, based in part on the manner of the Third-Party Issuance and the nature and limited number of recipients participating in the Third-Party Issuance, that the proposed Third-Party Issuance under the Agreements does not involve a “public offering” within the meaning of Section 4(a)(2) of the Securities Act. Based upon due diligence conducted in connection with the business combination, the Company determined that each of the Historical Rollover Stockholders, the Subscribers and Korea Zinc Co., Ltd. have sufficient knowledge and experience in financial and business matters that it, he or she, as applicable, is capable of evaluating the merits and risks of the prospective investment in the Class A Common Stock.

Securities and Exchange Commission

May 14, 2021

Additionally, the limited number of investors participating allowed negotiations with, and offers to, the Historical Rollover Stockholders, the Subscribers and Korea Zinc Co., Ltd. to be conducted privately.

With respect to the Sponsor Issuance, the Charter provides that each share of Class B Common Stock will convert into one share of Class A Common Stock upon consummation of the business combination. The conversion is automatic, contingent only upon the closing of the business combination.

For the reasons stated above, the Company determined that the Third-Party Issuance in connection with the Agreements and the Sponsor Issuance will be exempt from registration under the Securities Act pursuant to Sections 4(a)(2) and 3(a)(9), respectively, thereof.

Summary Term Sheet, page vii

2.

Refer to the second to last bullet point on page vii. Please revise to clarify with greater detail the reference to “certain provisions of the Business Combination Agreement that do not result in an upward adjustment.” Describe the provisions and the upward adjustment.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page vii of the Amended Proxy Statement to clarify that the number of shares of Class A Common Stock issued to the Historical Rollover Stockholders (including the holder of Ascent Options) in the business combination in exchange for all outstanding shares of Hyzon Common Stock would be adjusted downward if the Company Transaction Costs exceed the Company Transaction Cost Cap or upward if the DCRB Transaction Costs exceed the DCRB Transaction Cost Cap, pursuant to the Business Combination Agreement.

Questions and Answers About the Proposals for DCRB Stockholders, page 1

3.

Refer to the second question on page 1 describing the Authorized Share Proposal. If approved, this proposal will provide the registrant with a significant quantity of authorized shares of Class A Common Stock and Preferred Stock available for issuance following consummation of the business combination and all related transactions. With a view towards disclosure, please advise if there are any current plans, proposals or arrangements with respect to the issuance of those remaining authorized shares.

RESPONSE: The Company respectfully advises the Staff that there are not currently any plans, proposals or arrangements with respect to the issuance of the remaining authorized shares of the Class A Common Stock or Preferred Stock available for issuance following consummation of the business combination and all related transactions other than as described in the section entitled “Narrative Disclosure to Summary Compensation Table—Hyzon 2020 Stock Incentive Plan, Stock Option Awards and Treatment Upon Change in Control” beginning on page 188 of the Amended Proxy Statement.

4.

Refer to the answer on the top of page 7. The third and fifth bullet points provide the current value of 1,051,417 Founder Shares originally purchased for $25,000. Please provide similar dollar information with respect to the 5,643,125 shares and 12,157,625 shares referenced on the bottom of page 3 and top of page 4 in order to illustrate the potential yield on investment that the initial stockholders may potentially earn following consummation of the business combination.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 3 and 4 of the Amended Proxy Statement to include the approximate value of the shares of Class A Common Stock based on the closing price of the Class A Common Stock on the record date of the special meeting.

Lock-up Agreement, page 15

5.	Please revise to clarify the number of shares held by the “certain” stockholders of Hyzon who entered into the Lock-Up Agreement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 16 and 91 of the Amended Proxy Statement in response to the Staff’s comment.

Securities and Exchange Commission

May 14, 2021

Hyzon depends upon its relationship with its parent company Horizon…, page 37

6.

The second paragraph of this risk factor indicates that “Hyzon’s agreements with Horizon and its affiliates may not reflect terms that would have resulted from arm’s-length negotiations with unaffiliated third parties.” Please revise to identify such terms, to the extent material to a stockholder’s evaluation of of the Business Combination Proposal.

RESPONSE: In response to the Staff’s comment, the Company respectfully submits that as result of the highly bespoke nature of the arrangements which exist between Hyzon and Horizon, the scarcity of other suppliers in respect of products and services covered by such arrangements and the integrated and interrelated nature of Hyzon and Horizon’s products and intellectual property, the Company and Hyzon cannot determine which terms of Hyzon’s agreements with Horizon and its affiliates may materially differ, if at all, from those that could have been obtained through arm’s length negotiations with unaffiliated third parties. The material terms of Hyzon’s agreements with Horizon and its affiliates and all information relevant to a stockholder’s evaluation of the Business Combination Proposal with respect to such agreements are summarized in the sections entitled “Information About Hyzon –Key Agreements” and “Information About Hyzon –Intellectual Property” beginning on pages 161 and 163 of the Amended Proxy Statement, respectively. To aid the reader in easily locating such information, the Company has revised the applicable risk factor on page 37 of the Amended Proxy Statement to include a cross-reference directing the reader to the more detailed information provided in the aforementioned sections.

The JOBS Act permits emerging growth companies like us to take advantage of the certain exemptions…, page 59

7.	The paragraph references August 14, 2023 as the fifth anniversary of the registrant’s IPO. Please revise as appropriate.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 61 of the Amended Proxy Statement to reference October 22, 2025 as the fifth anniversary of the Company’s IPO.

Unaudited Pro Forma Condensed Combined Financial Information, page 62

8.

Refer to page 65. We note that in addition to the 186,665,517 shares to be issued for Hyzon at Closing, during the Earnout Period, DCRB will issue Earnout Shares to eligible holders of Hyzon in three tranches of 9,000,000, 9,000,000, and 5,250,000 upon the post-combination company achieving certain sales prices per share within the Earnout Period. Please identify the eligible holders of Hyzon who will receive Earnout Shares and disclose and discuss how you intend to account for Earnout Shares.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 66 and 72-73 of the Amended Proxy Statement. The Company is in the process of completing a comprehensive review of the appropriate accounting treatment for the Earnout Shares under ASC Topic 480 and Subtopic 815-40 and currently expects that the Earnout Shares will be classified as equity as of Transaction Close.

9.

Refer to page 66. Please revise the pro forma balance sheet to correct the balances of Total Stockholders’ Equity for DCRB Historical and Combined to exclude the Common stock subject to possible redemption, consistent with the presentation in DCRB’s historical financial statements.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 68 of the Amended Proxy Statement in response to the Staff’s comment.

Securities and Exchange Commission

May 14, 2021

10.	Refer to page 67. Please revise the pro forma statement of operations to disclose historical earning per share information for DCRB and Hyzon.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 69 of the Amended Proxy Statement in response to the Staff’s comment.

11.

Refer to note 2 on page 69. We note that management will perform a comprehensive review of DCRB’s and Hyzon’s accounting policies and may identify differences between the accounting policies of the two entities which, when conformed, “could have a material impact on the financial statements of the post-combination company”. Given the level of operations and current accounting policies of each entity, please explain what policies will be reviewed and explain how or why differences could have a material impact on the post-combination company.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 71 of the Amended Proxy Statement in response to the Staff’s comment.

12.

Refer to note 3(B) on page 69 and note 3(CC) on page 70. Please explain the difference between the $22.1 million related to advisory, bankers, legal and other fees disclosed in note 3(B) and the amount reflected in the pro forma statement of operations in note 3(CC).

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 71 and 72 of the Amended Proxy Statement in response to the Staff’s comment.

Comparative Share Information, page 72

13.

Please provide pro forma equivalent per share disclosures. Refer to the instructions to Item 14, paragraph 7(b)(10) of Schedule 14A. See Instruction 2 to the Item for guidance on equivalent per share data. In addition, please clarify that DCRB’s historical net loss per common share represents the net loss per share for the class B common stock and disclose there was no net income or loss per share for the class A common stock during the period presented.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 76 of the Amended Proxy Statement in response to the Staff’s comment.

Unaudited Prospective Financial Information, page 98

14.

The last paragraph on page 98 indicates that the “the financial projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Hyzon’s business.” Please revise to describe such estimates and assumptions with greater specificity and quantify where practicable. Please consider this comment with respect to the “operational assumptions” and “[o]ther key asumptions” referenced in the paragraphs following the table at the top of page 100.

RESPONSE: The Company respectfully advises the Staff that is has revised the disclosure on pages 104 and 105 of the Amended Proxy Statement in response to the Staff’s comment.

Securities and Exchange Commission

May 14, 2021

Approval of amendments to the exclusive forum provision, page 113

15.

Disclosure in the second paragraph of this section indicates that “the Proposed Second A&R Charter provides that, unless New Hyzon consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act or any rule or regulation promulgated thereunder (in each case, as amended) shall be the federal district court for the District of Delaware (or, if such court does not have jurisdiction over such action, any other federal district court of the United States).” Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise the disclosure to state that there is uncertainty as to whether a court would enforce the provision.

RESPONSE: The Company respectfully advises the Staff that is has revised the disclosure on page 120 of the Amended Proxy Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hyzon, page 126

16.

We note Hyzon is a subsidiary of Horizon Fuel Cell Technologies (“Horizon”) and the post-combination company will be a controlled company. We also note Hyzon will depend on and has entered agreements with Horizon’s subsidiaries, including for supply of hydrogen fuel cell systems and for joint ownership and licenses of certain intellectual property, including an agreement with JS Horizon that will result in Hyzon paying JS Horizon two fixed payments totaling $10 million in 2021. Please more fully address the following:

•	Disclose and discuss the nature and extent of Horizon’s operations and identify its owners;

•	Explain why the intellectual property being acquired from JS Horizon was not contributed to Hyzon when Hyzon was formed; and

•	Disclose and discuss if, how, and to what extent the future operations of Hyzon are expected to relate to or be dependent on Horizon and its subsidiaries.

RESPONSE: The Company respectfully advises the Staff that is has revised the disclosure on pages 63 and 163 of the Amended Proxy Statement in response to the Staff’s comment. Additionally, the Company respectfully refers the Staff to the risk factor on page 37 of the Amended Proxy Statement, which summarizes how and the extent to which Hyzon’s future operations are expected to relate to or be dependent on Horizon and its subsidiaries.

17.

We note the disclosures on page 127 that, to date, Hyzon has received binding orders for Hyzon-branded commercial vehicles and coach buses in an aggregate value of approximately $18.2 million and Hyzon expects the first shipments to occur by the first quarter of 2022. Please explain why the binding orders are not disclosed as remaining performance obligations in the notes to historical financial statements as required by ASC606-10-50-13 to 50-15. If the orders are cancellable, please clarify that fact.

RESPONSE: The Company respectfully advises the Staff that is has revised the disclosure on page 133 of the Amended Proxy Statement in response to the Staff’s comment. Additionally, the Company has added disclosure on page F-36 to include remaining performance obligations in accordance with ASC 606-10-50-13 through 50-15 associated with such binding orders entered into prior to December 31, 2020. The difference between the amounts disclosed within this footnote and the amounts disclosed as binding orders within the MD&A are contracts that were entered into in Q1.

18.

Refer to page 131. Please quantify and more fully disclose and discuss Hyzon’s long term liquidity requirements and priorities. Please address any potential changes in those priorities that could occur as a result of changes in the amount of cash available on a pro forma basis due to the actual amount of redemptions.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 137 and 138 of the Amended Proxy Statement in response to the Staff’s comment.

Securities and Exchange Commission

May 14, 2021

19.

Refer to page 132. Please quantify and more fully discuss changes in the estimated fair value of Hyzon during the period presented. Please also address any material differences between the valuations used to determine the fair value of recently granted stock options and warrants relative to the fair value implied by the current merger transaction.

RESPONSE: The Company respectfully advises the Staff that is has revised the disclosure on pages 140 and 141 of the Amended Proxy Statement in response to the Staff’s comment.

Consolidated Financial Statements - Hyzon

Note 14: Subsequent Events, page F-39

20.

Please disclose the actual date through which subsequent events were evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

RESPONSE: The Company respectfully advises the Staff that is has revised the disclosure on page F-43 of the Amended Proxy Statement to include the date through which subsequent events were evaluated and the fact that such date was the date the financial statements were available to be issued.

*             *            *            *            *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Sincerely,

DECARBONIZATION PLUS ACQUISITION CORPORATION

By:	/s/ Erik Anderson
Name:	Erik Anderson
Title:	Chief Executive Officer

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.
George Gu, Hyzon Motors Inc. Robert Downes, Sullivan & Cromwell LLP